ELEMENTAL ROYALTY COMPLETES ACQUISITION OF LAVERTON ROYALTY

November 26, 2025 - Vancouver, BC: Elemental Royalty Corporation ("Elemental" or "the Company") (TSX-V: ELE, NASDAQ: ELE) is pleased to announce that it has completed the previously announced acquisition of an existing uncapped 2% Gross Revenue Royalty ("GRR") over Genesis Minerals' ("Genesis") (ASX: GMD) Focus Laverton Project in Western Australia ("Focus Laverton Royalty"), and an existing 2% GRR on Brightstar Resources' ("Brightstar") (ASX: BTR) producing Jasper Hills Project, with the consideration of A$80 million (c.US$52 million) now paid in full.

Highlights:

  Elemental has now completed the acquisition of the uncapped 2% GRR over Genesis' recently acquired multi-million-ounce Focus Laverton Project to create a fourth cornerstone asset alongside Timok, Karlawinda, and Caserones
  The Royalty covers ~2.1Moz of Measured and Indicated Resources and 1.5Moz of Inferred Resources adjacent to Genesis' operating Laverton mill, 99% on granted mining leases and positioned for rapid inclusion into Genesis' mine plan
  The Focus Laverton 2% GRR overlaps the Company's existing 2% GRR covering approximately 0.75Moz of Measured and Indicated Resources and 1.1Moz of Inferred Resources at the same project
  The combination of Elemental Royalty's existing Laverton royalty and the Focus Laverton Royalty create a cornerstone 2-4% GRR for the Company in a Tier 1 jurisdiction with a proven mid-tier operator in Genesis Minerals
  As part of the same transaction, the Company acquired an uncapped 2% GRR on Brightstar's producing Jasper Hills Project in the same Laverton district

David M. Cole, Chief Executive Officer of Elemental Royalty Corporation commented: "We are delighted to have now completed the acquisition of the Laverton Royalty, an exceptional quality asset in a top-tier jurisdiction with a clear pathway to imminent production with a world-class operator. This acquisition cements an additional cornerstone royalty in our portfolio of outstanding, high-quality, producing and advanced development assets. The transaction also includes a royalty on the producing Jasper Hills Project which will immediately contribute to our Q4 and Full Year 2025 revenue."

The Laverton Royalty

The Laverton Project covers several Archaean greenstone belts north-northeast of Kalgoorlie which host a range of orogenic lode gold deposits, typical of the Western Australian Yilgarn Eastern Goldfields.  The Laverton district is one of the best endowed gold regions in Australia, hosting a number of major deposits, such as Gold Fields' Granny Smith and AngloGold Ashanti's Sunrise Dam.

Elemental Royalty now holds a total 4% GRR over 67km2 of the project, and a further 2% GRR over an additional 240km2, encompassing the following deposits:

  Beasley Creek and Beasley Creek South
  The Chatterbox Trend, including Apollo, Eclipse, Innuendo, Rumor
  The Gladiator Trend, including Gladiator and Murrays
  The Lancefield-Wedge Trend, including Telegraph, Wedge-Lancefield North
  The historic underground Lancefield Gold Mine
  The Karridale-Burtville Project
  The Euro Trend, comprising both North and South deposits
  The Cragiemore-Mary Mac Trend, including the Golden Pinnacles, Mary Mac and Craigiemore
  The West Laverton-Bulldog Trend
  The Barnicoat Project, including Barnicoat, Admiral Hill, Bells, Castaway, Grouse and Sickle

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada

The wider Laverton project has the following JORC 2012 compliant Mineral Resource and Ore Reserve Estimates, over which Elemental has significant coverage:

  Indicated Mineral Resource Estimate of 45.0 Mt @ 1.5 g/t Au for 2,100,000 ounces1
  Inferred Mineral Resource Estimate of 23.0 Mt @ 2.1 g/t Au for 1,600,000 ounces1

Including:

  Probable Ore Reserve Estimate of 13.0 Mt @ 1.3 g/t Au for 546,000 ounces1

The newly acquired royalty area also includes an additional combined 240,000 ounces of historical gold resources2 at the Barnicoat Project and South Lancefield, reported to a JORC-2004 Compliant standard only.

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.ElementalRoyalty.com

TSXV: ELE | NASDAQ: ELE | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and on NASDAQ under the ticker Symbol "ELE".

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

1 Genesis Mineral Ltd., news release dated 26 May, 2025 - Mineral resource and reserve estimates were compiled by Mr. Alex Aaltonen, a Competent Person who is a Member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr. Aaltonen is an employee of Focus Minerals Limited.

2. A Qualified Person has not completed sufficient work to classify these historical estimates as current Mineral Resources in accordance with the JORC Code (2012), and it is uncertain whether further evaluation will result in the estimates being reported in accordance with the JORC Code (2012). The company is not treating these estimates as current, and further work, including data validation, QAQC review, and re-estimation, will be required to report updated resources.

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Royalty to control or predict, that may cause Elemental Royalty's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Royalty will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental Royalty' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2024. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada